Alithya Appoints Bernard Dockrill as new Chief Operating Officer
Appointment follows the retirement of current Chief Operating Officer Claude Rousseau

Montreal, January 12, 2023 – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya”) is pleased to announce the appointment of Bernard Dockrill as Chief Operating Officer, effective January 30, 2023. Claude Rousseau, Alithya’s current Chief Operating Officer, will be leaving the organization at the end of the current fiscal year on March 31, 2023, for a very well-deserved retirement after having served over eight years in the role and contributed to guiding Alithya through more than 10 acquisitions and its initial public offering. He will serve as special advisor to the CEO until his departure to ensure an effective transition.

With three decades of senior leadership experience in operations working on digital transformation, managed services, systems integration, and consulting, Mr. Dockrill has worked in multiple industry sectors including financial services, insurance, healthcare, manufacturing, retail and distribution throughout the United States.

Mr. Dockrill has collaborated at the executive level as a trusted advisor, supporting organizations in achieving their business objectives. He is also actively involved in his community and currently serves on the board of directors of Junior achievement of Greater Boston. Mr. Dockrill holds a Bachelor of Science in Mechanical Engineering (Honours) from Queen’s University in Kingston, Ontario, and currently lives with his family in New Hampshire, United States.

Regarding Mr. Dockrill’s appointment, Paul Raymond, President and Chief Executive Officer, shared: “I have known Bernard for over 20 years and have had the privilege of working with him prior to joining Alithya. He is a results-driven professional with a human approach to leadership, who is well aligned with our culture of growth. His operational experience, track-record of consistent follow-through, and commitment make him ideally suited to lead our knowledgeable and experienced Operations group. I also want to take this opportunity to express my most sincere gratitude to Claude Rousseau who has been instrumental in a period of tremendous growth for Alithya.”

About Alithya
Alithya is a trusted leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,900 professionals in Canada, the United States and internationally. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The company’s integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics.

Information:
Rachel J. Andrews
Vice President, Communications and Brand Marketing
rachel.andrews@alithya.com
514-451-5131